
March 21, 2011

Arnold Casale
Chief Executive Officer
Soupman, Inc.
1110 South Avenue, Suite 100
Staten Island, New York 10314

      Re: **Soupman, Inc.**
               Item 4.01 Form 8-K and Form 8-K/A
               Filed March 11, 2011 and March 16, 2011, respectively
               File No. 0-53943

Dear Mr. Casale:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 8-K Filed March 11, 2011

1. Our records show your file number changed to 0-53943 when you filed Form 8-A12G on April 14, 2010. Please revise the cover page to include the correct file number.

2. Please revise your disclosure in the fourth paragraph regarding the period during which there were no reportable events. This period should be during the two most recent fiscal years and the subsequent interim period through March 7, 2011. Refer to paragraph (a)(1)(v) of Item 304 of Regulation S-K. Also, reportable events are described in paragraph (a)(1)(v) of Item 304 of Regulation S-K rather than paragraph (a)(1)(iv) of Item 304 of Regulation S-K. Please revise your disclosure as appropriate. Please similarly revise your disclosure in paragraph nine.

3. Please file an updated letter from MaloneBailey as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K. The updated letter should state whether the former auditor agrees with the statements made in the filing and, if not, stating the respects in which it does not agree.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief